Mail Stop 4561

January 11, 2007

Mr. John Bucksbaum
Chief Executive Officer
The Rouse Company LP
10275 Little Patuxent Parkway
Columbia, MD 21044

      Re: **The Rouse Company LP**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed April 18, 2006
             File No. 0-01743

Dear Mr. Bucksbaum:

     We have completed our review of your Form 10-K and do not, at this time, have any further comments.

               Sincerely,

               Linda van Doorn
               Senior Assistant Chief Accountant